

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 17, 2005

via facsimile and U.S. mail

Mr. Joseph W. Craft III
Chief Executive Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 600
Tulsa, Oklahoma 74119

> **Re: Alliance Resource Partners, L.P.**
> **Form 10-K, Filed March 15, 2005**
> **File No. 0-26823**

Dear Mr. Craft:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 10-K for the year ended December 31, 2004

1.   We note that all of your coal mining operations are reported as one business segment. Explain to us in detail how your chief operating decision maker reviews the Company's financial results for purposes of making financial decisions about allocating resources and for purposes of assessing performance. Provide to us copies of the December 31, 2004 reports of financial results that your chief operating decision maker reviewed for purposes of making financial decisions about allocating resources and for purposes of assessing performance.

If these reports included information on a mine-by-mine basis, each mine would likely be considered an operating segment under paragraph 10 of SFAS 131. To determine whether such operating segments then qualify for aggregation under paragraph 17, we would need the analysis requested. If such reports do not include information on a mine-by-mine basis, such analysis is not required. If required, we would expect this analysis to include a tabular presentation that includes the following information:

List each of your mines and support your aggregation of these operations under paragraph 17 of SFAS 131. Address each of the following.

Identify the economic characteristics that are similar.

Explain in detail why the economic characteristics are relevant to the operating segments and how they are similar.

Explain how the economic characteristics are similar for all components in each aggregated group.

Identify each of the five areas of similarity required for aggregation under paragraph 17 of SFAS 131.

Explain the manner in which each of the five areas identified in paragraph 17 of SFAS 131 are similar for each segment aggregated and why.

Note that your analysis should be by mine. We would expect for you to identify the operating statistics that you use to evaluate each mine and provide a schedule that identifies these measures over the past five years. State whether these trends, by mine, are expected to continue. Additionally, address the economics of each operation in terms of the coal and gas deposits that you are extracting, the methods used to extract it, the shape and distribution of the deposit, and the expected life of your proven and probable or proved reserves. Also address other encumbering commitments, such as royalties and their impact on the economics of the mining operation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

Barry Stem
Senior Assistant Chief
Accountant